EMPIRICAL VENTURES, INC.
40 Lake Bellevue Drive, Suite 100
Bellevue WA. 98005
425-256-9302
empiricaslventures2004@gmail.com

April 17, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Ji Kim; Marsye Mills-Apenteng

Re:           Empirical Ventures, Inc.
Preliminary Information Statement on Schedule 14C
Filed on April 9, 2014
File No. 000-52766

Dear Ms. Kim and Ms. Mills-Apenteng:

We have reviewed your letter regarding our Information Statement on Schedule 14C concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.

1.        We note your response to prior comment 1. While we note the Form 8-K filed on April 10, 2014 regarding the agreement with Psitech Corporation and the resignation and appointment of directors, it appears you have not filed a Form 8-K with regard to the dismissal of your former independent auditor, Jewett Schwartz Wolfe and Associates. See Item 4.01 of Form 8-K. For additional guidance, please refer to Question and Answer 114.01 of the Division of Corporation Finance’s Exchange Act Form 8-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

 We have noted this comment and have filed an 8-K with respect to the dismissal of Jewett Schwartz Wolfe and Associates on April 16, 2014 and included the information in the Information Statement.

2.           It appears that the issuance of 20,000,000 shares of common stock to Psitech Corporation is contingent on the increase of authorized shares and the reverse stock split. Please revise your preliminary information statement to provide all disclosure required by Item 11 of Schedule 14A with respect to the transaction with Psitech Corporation. See Note A to Schedule 14A, applicable to you via Item 1 of Schedule 14C.

We have noted this comment and have provided the disclosure as required by Item 11 of schedule 14A, including the following disclosure.

 Summary of the PSiTech License Transaction

            On November 28, 2013 we entered into a Memorandum of Understanding with Psitech Corporation (“Psitech”)  to obtain an exclusive license for the use of Psitech's proprietary Mobile Marketing Platform called Go-Page, in North America.

           On February 11, 2014, the Company entered into an exclusive license agreement with PsiTech Corporation and on March 6, 2014 entered into an amended license agreement with Psitech, and on March 27, 2014 the License Agreement was subsequently amended, for the use of Psitech's proprietary Mobile Marketing Platform  called Go-Page, in North America (the “License Agreement”).  The amended License Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K, filed April 10, 2014.In consideration of the licenses granted and other undertakings by Licensor hereunder, Licensee shall pay Licensor a License Fee in the aggregate amount of two hundred thousand dollars ($200,000) and, following the effectiveness of the reverse split of our common stock,  20,000,000 restricted common shares par Value $0.001  (“License Fee”).

Consideration

The License Fee shall be due and payable as follows:

$50,000 upon signing the Memorandum of Understanding (“MOU”) between the Parties (provided, however, that Licensor hereby acknowledges receipt of this portion of the License Fee);
$50,000 upon signing of the  License Agreement and the issuance of 20,000,000 Restricted shares of Common Shares par value $0.001 on closing (on or before May 30, 2014);
There are no preemptive rights, or special privileges associated with this issuance of Company common stock ; and
$100,000 on or before September 30, 2014. To date, we have paid $100,000 of these obligations.

To date this transaction has not closed as the closing is contingent on certain closing conditions, including the conditions of Article 5.1(d) of the License Agreement, which requires the effectiveness of the reverse stock split of the issued and outstanding shares of our Common Stock,

Effect on Existing Shareholders

The reverse split will affect all of our stockholders uniformly and will affect stockholder's percentageof  ownership interests in the Company or proportionate voting power.  Upon the closing of the License Agreement and the issuance of the 20,000,000  Restricted shares of Common Stock to there will be  dilution to existing shareholders.  Consequently, current shareholders will hold 237,047 shares of Common stock and Psitech will hold  20,000,000 shares or 99% of the issued and outstanding shares of Common Stock. and potentially putting PSiTech into a control position. PsiTech Corporation will be a control shareholder, subject to dilution of voting rights from the preferred stock  to be issued pursuant to employment agreements, and any additional issuance of common stock.

However, as a provision in the employment agreements with our President and our Chief Operating Officer, they are entitled, but have not yet exercised the right, to be issued  1,000,000 Class A Preferred Shares, each share of Class A Preferred Shares providing  100 votes (100,000,000 votes).  The employment agreements are attached as Exhibits 10.2 and Exhibit 10.3 to the Current Report on Form 8-K, filed April 10, 2014 Once issued, in the event a matter came up for a vote of the shareholders, the capital voting stock shall be an aggregate of 120,237,047, of which the President and our Chief Operating Officer would control 83% of the vote,  PsiTech would control 16,.6% of the vote and the current shareholders would control the remaining shares,

In addition, we expanded the discussion on Change of Control to include the consequences of the issuance of common stock to PsiTech and the issuance of preferred stock  to the President and our Chief Operating Officer.

 3.           We note your response to prior comment 5 and your revised disclosure on page 23 and we reissue our comment. As previously noted, you are permitted to incorporate historical documents by reference only if you deliver the incorporated information to security holders with the information statement. It is insufficient to undertake to provide copies of the documents incorporated by reference upon request. You may either include in the information statement the information you seek to incorporate by reference or undertake to mail to stockholders copies of the documents you incorporate by reference along with the information statement. Refer to Item 13(b)(2) and Note E to Schedule 14A and revise accordingly.

We have noted this comment  and have revised this section to undertake to mail copies of the documents incorporated by reference along with the Schedule 14C.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Peter Schulhof
_______________________________
Peter Schulhof
President